UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)

Securities Act Rule 802 (Exchange Offer)

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☒

Exchange Act Rule 14e-2(d) (Subject Company Response)

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)

Terra Networks, S.A.
(Name of Subject Company) Terra Networks, Inc.
(Translation of Subject Company's Name into English (if applicable)) Kingdom of Spain
(Jurisdiction of Subject Company's Incorporation or Organization) Telefonica, S.A.
(Name of Person(s) Furnishing Form) American Depository Shares CUSIP 88100W103/ISIN US88100W1036 Common Stock ISIN ES0178174019

(CUSIP Number of Class of Securities (if applicable))

Antonio Alonso Ureba

Joaquin de Fuentes Bardaji

Telefonica, S.A.

Gran Via, 28. Planta 9

28001 Madrid

copies to:

Brian Hoffmann

Richard D. Pritz

Clifford Chance U.S. LLP

200 Park Avenue

New York, New York 10166

(Name, Address (including zip Code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Furnishing Form) Not Applicable
(Date Tender Offer/Rights Offering Commenced)

part I - information sent to security holders

Item 1. Home Jurisdiction Documents.

Not Applicable

Item 2. Informational Legends.

Not Applicable

part II - information not required to be sent to security holders

The following exhibit is attached to this Form CB as Exhibit A:

Communication of the presenting of two collective suits in the United States regarding the acquisition offer for Terra Networks, S.A. shares.

part III - consent to service of process

On May 29, 2003, Telefonica filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

part IV - signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELEFONICA, S.A.

By: /s/ ANTONIO ALONSO UREBA

Name: Antonio Alonso Ureba

Title: General Secretary and Secretary

to the Board of Directors

EXHIBIT A TO FORM CB

Madrid, July 16th , 2003

SPANISH NATIONAL SECURITIES MARKET COMMISSION

-MADRID

In answer to the information requested by the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores), Telefónica, S.A. would like to announce that:

The Company has been made aware of the presenting of two collective suits against it in the United States, regarding the acquisition offer for Terra Networks, S.A. shares, for which authorization was requested from the Spanish National Securities Market Commission on May 28th. Telefónica was formally informed of the first of these suits on June 5th, 2003, but of the second, no official information has been received, to date, by the Company.

Despite the fact that Telefónica, S.A. did not consider this information to be of relevance for the market, applying article 82 of the Spanish Stock Market Law (Ley del Mercado de Valores), it has included a reference to this matter within the detailed information on lawsuits and legal proceedings set forth in the annual report on Form 20-F, registered in the United States on June 30th of this year. This information will also be included in the corresponding continuous informative prospectus currently being verified by the Spanish National Securities Market Commission.

Madrid, July 16th, 2003